November 8, 2010
Via EDGAR
The Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
          Joanna Lamb, Staff Accountant

Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) -Form 10-K for the fiscal year ended December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010; Form 10-Q for the fiscal quarter ended June 30, 2010; Response Letters dated October 22, 2010 and October 1, 2010
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR” of the “Company”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to oral comments of the Staff of the Securities and Exchange Commission communicated by Joanna Lamb on November 5, 2010 to Steven C. Metzger.
     For convenience of reference, the general substance of the oral comments are set forth below followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referred to in the comment.
     Oral Comment/Observation No. 1. Please resolve the inconsistency concerning implementation of a drilling program in 2009 vs. 2010 as set forth on Page 9 of the proposed Amendment No. 1 to Form 10-K, i.e. a statement is made about beginning to implement a drilling program in 2009 which probably should be 2010 or at some point in the future.
     Response to Oral Comment/Observation No. 1. Attached is a form of subcaption “Development Plan” for the proposed Amendment No. 1 to Form 10-K which we believe clarifies the inconsistency.
     Oral Comment/Observation No. 2. When making revisions to the Form 10-K for the fiscal year ended December 31, 2009 and references to the development plan, please do not include any development or event past March 31, 2010.

The Securities and Exchange Commission
November 8, 2010

     Response to oral Comment/Observation No. 2. A new proposed subsection captioned “Development Plan” has been prepared and a draft is attached to this transmission for review; such draft does not make any reference to any development or event past March 31, 2010.
     This letter is being filed under the EDGAR system in direct response to the oral comments of the Staff. If you would like to discuss any item concerning the referenced matter, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234

PROPOSED REVISION OF PAGE 9 UNDER SUBCAPTION “DEVELOPMENT PLAN”
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Development Plan
     In September 2008, the Company through its acquisition of Karl E. Smith, Inc. acquired 20,000 acres of mineral rights in Ohio and West Virginia. The 20,000 acres are both surrounded and interspersed of hundreds of existing wells of which 114 producing wells were owned by Karl E. Smith, Inc. and other non-related owners owned the rest of such wells. The entire area has pipelines in place and decades of information regarding reserves.
     In connection with the acquisition, the Company formulated a development plan to rework existing wells, to improve production using modern technology (both in proved developed and proved undeveloped reserves), and to drill new wells (in proved undeveloped reserves). The Company’s independent petroleum engineer prepared reserve studies as of the acquisition date, December 31, 2008 and 2009 based upon existing production from the Company’s and other wells in the area and the Company’s plan for drilling in the undeveloped reserves portion of the acreage. The Company’s plan is to use the current knowledge of the area and new technologies available to both rework its existing wells and drill new wells. The new wells will be drilled in areas currently designated as proved undeveloped. The Company intended to begin implementing its drilling program immediately.
     During the year ending December 31, 2009, the Company increased the number of operating wells from 114 to 122, but due to the economy was behind on its original time table for drilling new wells. In early 2010, the Company revised its development plan and committed additional resources to drilling new wells.
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